Exhibit 99.4

Special Meeting of Shareholders

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Meeting Date, Time & Location:
Date:	May 6, 2025
Time:	10:00 a.m. (Calgary Time)
Place (Virtual):	meetnow.global/MZVV6YX

You are receiving this notification because Veren Inc. (“Veren”) will be using the notice and access model (“N&A”) for the delivery of meeting materials to our shareholders (“Shareholders”) in respect of our upcoming special meeting to be held on May 6, 2025 at 10:00 a.m. (Calgary Time) (the “Meeting”). The purpose of the Meeting is to consider and vote on a special resolution approving a business combination between Whitecap Resources Inc. (“Whitecap”) and Veren (the “Business Combination”) to be completed by way of an arrangement of Veren pursuant to a plan of arrangement under section 193 of the Business Corporations Act (Alberta), involving, among other things, the acquisition by Whitecap of all of the issued and outstanding common shares of Veren in exchange for common shares of Whitecap, as more particularly described in the joint management information circular of Whitecap and Veren dated March 28, 2025 (the “Information Circular”).

Under N&A, Shareholders still receive a voting instruction form (“VIF”) enabling them to vote at the Meeting by proxy. However, instead of a paper copy of Information Circular, Shareholders receive this notification, which provides guidelines on how to access the Information Circular electronically. Adopting N&A to deliver materials is more environmentally friendly as it reduces paper use and also lowers Veren’s costs for printing and mailing.

Veren has elected to use a procedure known as ‘stratification’ in relation to its use of N&A. Stratification is the process of including a paper copy of the Information Circular in the notice package that is sent to certain Shareholders. In relation to the Meeting, Veren has determined that registered Shareholders and Shareholders who do not hold their common shares of Veren (“Veren Shares”) in their own name (“Beneficial Shareholders”) with existing instructions on their account to receive paper material will receive a paper copy of the Notice of Special Meeting, the Information Circular and a form of proxy or VIF (as applicable), whereas other Beneficial Shareholders will receive this N&A notification plus a VIF.

- Matters to be Voted on at the Meeting -

Shareholders will be voting on a special resolution to approve the Business Combination, as more particularly described in the Information Circular.

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR
PRIOR TO VOTING.

- How to Access the Meeting Materials -

How to View Online: You may access the Meeting materials (Information Circular and related materials) as follows:

Website: https://vrn.com/investors/presentations which includes a link to the Information Circular

or

SEDAR+ profile: www.sedarplus.ca

How to Receive a Paper Copy: If you would like to receive a paper copy of the Information Circular by mail, you may call Broadridge toll free at 1-877-907-7643 within North America, or 1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America or email us at investor@vrn.com. There is no charge to you for requesting a paper copy. Requests should be received no later than April 22, 2025 to ensure you receive the materials in advance of the voting deadline and Meeting date.

If you do request a paper copy of the Meeting materials, please note that another VIF will not be sent; please retain the enclosed VIF for voting purposes.

- How to Vote Your Shares -

In accordance with the instructions set forth on the accompanying VIF, Beneficial Shareholders are asked to return their VIF using one of the following methods in advance of the deposit date and time set out in the accompanying VIF:

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR
PRIOR TO VOTING.

Vote on the Internet:	www.proxyvote.com

Vote by Telephone:	Toll free from North America:	1-800-474-7493 (English) / 1-800-474-7501 (French)

Vote by Mail:	Complete the accompanying VIF and return it to:
Data Processing Centre
PO Box 3700, Stn Industrial Park
Markham ON L3R 9Z9

Shareholders with questions about N&A or accessing meeting materials can call Broadridge toll free at 1-844-916-0609 (English) or 1-844-973-0593 (French) within North America, or 1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America or email us at investor@vrn.com.